April 26, 2010

VIA EDGAR AND FACSIMILE

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-32886

Dear. Mr. Schwall:

On March 31, 2010, Continental Resources, Inc. (the “Company,” “we” or “us”) received the comments (the “March 31, 2010 Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Form 10-K”). On April 15, 2010 the Company received an additional comment (the “April 15, 2010 Comment Letter”) from the Staff of the Commission to the Form 10-K.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. Reponses numbered 1-6 relate to the March 31, 2010 Comment Letter and the response numbered 7 relates to the April 15, 2010 Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Our Business Strengths, page 4

1.	You indicate that 78% of your undeveloped acres “are located within unconventional shale resource plays.....” You also indicate that the balance of acreage is “located primarily in conventional plays including 3D defined locations.....” At an appropriate place in your document, explain further your references to conventional and unconventional “plays,” and discuss generally your related operations in each case. Also clarify in context your references to “3D defined locations” and “3D seismic” wherever such terms appear.

Response: We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment, where appropriate, in future filings with the Commission. Within the Form 10-K, we refer both to conventional and unconventional resource plays.

We also refer to our use of “3D seismic.” An example of the types of explicative disclosure we would propose to include in future filings is presented below:

A “play” is a term applied to a portion of the exploration and production cycle following the identification by geologists and geophysicists of areas with potential oil and natural gas reserves. “Conventional plays” are areas that are believed to be capable of producing oil and natural gas occurring in discrete accumulations in structural and stratigraphic traps. “Unconventional plays” are areas that are believed to be capable of producing oil and natural gas occurring in accumulations that are regionally extensive, but require recently developed technologies to achieve profitability. These tend to have low permeability and may be closely associated with source rock as is the case with gas shale, tight oil and gas sands and coalbed methane. Our operations in unconventional plays include operations in the Bakken and Woodford shales and the Red River Units. Our operations within conventional plays include operations in the Trenton-Black River of Michigan, Lodgepole of North Dakota, Morrow-Springer of western Oklahoma and Frio in South Texas. In general, unconventional plays require the application of more advanced technology to produce and higher commodity prices to realize economic production relative to conventional plays. These technologies can include large hydraulic fracture treatments, horizontal wellbores, using multilateral wellbores, or some other technique or combination of techniques to expose more of the reservoir to the wellbore.

References to “3D seismic” refer to seismic surveys of areas by means of an instrument which records the travel time of vibrations sent through the earth and the interpretation thereof. By recording the time interval between the source of the shock wave and the reflected or refracted shock waves from various formations, geophysicists are better able to define the underground configurations. “3D defined locations” are those locations that have been subjected to 3D seismic testing.

In addition to including the above discussions where appropriate, we will undertake to include definitions of “play,” “conventional play,” “unconventional play,” “3D defined locations” and “3D seismic” in the glossaries of future filings with the Commission.

Risk Factors

Risks Relating to the Crude Oil and Natural Gas Industry and Our Business

“Our estimates of proved reserves have been prepared under new SEC rules that went into effect for fiscal years ending on or after December 31, 2009.....”, Page 25

2.	We note your disclosure which indicates your reserve estimates have not been reviewed by the SEC under the new reserve reporting rules. Please modify or remove this disclosure, as it appears to attempt to attribute your responsibility for compliance with the reserve reporting rules to the SEC. We note similar disclosure on page 58 of your document.

Response: We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment in future filings with the Commission by revising the referenced disclosure. The intent of including the statement in question was not to attribute responsibility for compliance with the reserve reporting rules to the SEC, but rather to highlight to investors the risk associated with complying with the new SEC reserve reporting rules due in part to the lack of secondary guidance that we would expect to arise in the ordinary course through the Staff’s ongoing comment processes for public exploration and production companies. We would propose, on a prospective basis, revising the third paragraph of the risk factor to read as follows:

There has been only limited interpretive guidance regarding reporting of reserve estimates under the new rules and there may not be further interpretive guidance on the new rules. Accordingly, while the estimates of our proved reserves at December 31, 2009 included in this report have been prepared based on what we and our independent reserve engineers believe to be reasonable interpretations of the new rules, those estimates could differ materially from any estimates we might prepare in the future applying more specific interpretive guidance should that guidance become available.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 70

3.	We note your policy disclosure which states you estimate both volumes and prices at period end to determine revenues. Please modify your disclosure to quantify for each period presented the amount of revenues that have been estimated. Please also state if true, that differences between estimated amounts and actual results have not been historically material.

Response: We acknowledge the Staff’s comment and respectfully request that the Staff allow us to address this comment, where appropriate, in future filings with the Commission. The changes to our current disclosure are indicated by the italics below.

Crude oil and natural gas sales result from interests owned by the Company in crude oil and natural gas properties. Sales of crude oil and natural gas produced from crude oil and natural gas operations are recognized when the product is delivered and title transfers to the purchaser. Payment is generally received one to three months after the sale has occurred. Each month we estimate the volumes sold and the price at which such volumes were sold to record revenue. The following table shows the amount of estimated revenue recorded as of December 31 of each indicated year (in thousands).

2010	$xxx,xxx
2009	129,082
2008	86,350

Variances between estimated revenue and actual amounts received are recorded in the month payment is received and are reflected in our financial statements as oil and natural gas sales. These variances have historically not been material. The Company uses the sales method of accounting for natural gas imbalances in those circumstances where it has under-produced or over-produced its ownership percentage in a property. Under this method, a receivable or liability is recognized only to the extent that an imbalance cannot be recouped from the reserves in the underlying properties. The Company’s aggregate imbalance positions at December 31, 2009 and 2008 were not material. Charges for gathering and transportation are included in production expenses.

4.	Please tell us at what point in the revenue cycle the price you receive for your quantities is determined. Please also tell us the primary reasons differences arise between your estimates and actual revenues.

Response: We acknowledge the Staff’s comment. Our revenues are generally attributable to production volumes and the prices realized on the sales of such production. Production volumes and realized prices are determined at different points in time depending on both the type of product and whether we operate the producing well. In order to give the Staff an indication of the relative significance of the components of our revenue, our operated oil revenue accounted for 82% of our 2009 oil and natural gas sales, operated gas revenue accounted for 8% of our 2009 oil and natural gas sales and non-operated oil and gas sales made up the remaining 10%.

Quantity and Price Determination

Operated Oil:

Oil prices attributable to production from wells we operate are generally known at the time we calculate our revenue accrual (within 10 business days after month end). These volumes are generally either sold pursuant to published index prices or marketed at known prices to end users.

Operated oil volumes are generally known at the time we complete our revenue accrual based on daily information that we receive from the field.

Operated Gas:

Gas prices attributable to production from wells we operate are generally known by the end of the following calendar month. Most of our operated gas wells are subject to plant processing contracts under which we receive payment based on a percentage of the proceeds of both the residue gas and natural gas liquids received by the plant operator. We estimate gas prices for our accrual based on the prior month’s payments adjusted for known changes in NYMEX or other indices.

Operated gas volumes are estimated for our revenue accrual based on daily information received from the field which is subject to adjustment for interpretation of analog gas meter charts and Btu factor changes. Gas volumes are not finalized until approximately the end of the month following production.

Non-operated oil and gas:

For non-operated wells, applicable oil and gas prices are generally determined upon receipt of payment, which usually occurs within 45 to 90 days after the production month. At the time of accrual, prices are estimated based on the prior month’s payments as adjusted for known changes in NYMEX or other indices.

Non-operated oil and gas volumes are estimated based on the prior month’s payments or production reports received from the operator. The volumes are not final until payment is received from the operator, which usually occurs within 45 to 90 days after the production month.

Reasons for Differences

Differences between volume and price estimates and variances to volumes and revenues actually received are contingent on both the nature of the underlying production and whether the production is attributable to operated or non-operated wells.

Operated Oil:

Differences between estimates and actual revenues have historically consisted of minor volume adjustments related to basic sediment and water, gravity adjustments, contract pricing interpretations and estimating pipeline inventory. Historically, these adjustments have not been material.

Operated Gas:

Differences between estimates and actual revenues have historically consisted of volume adjustments related to the interpretation of analog gas meter charts, changes in Btu factors, the ratio of natural gas and natural gas liquids or “NGLs” actually produced through gas processing as well as changes in the relative prices of natural gas and NGLs as compared to applicable index pricing. Historically, these adjustments have not been material.

Non-operated Oil and Gas:

Differences between estimates and actual revenues have historically consisted of volume adjustments related to normal declines in production and shut-in wells or pipelines of which we were not aware at the time of the estimate. Price adjustments result from changes in contract terms, changes in the ratio of natural gas and NGLs produced and a change in the relative prices of oil or natural gas and natural gas liquids compared to the expected change based on the related index. Historically, these adjustments have not been material.

Note 15—Supplemental Crude Oil and Natural Gas Information (Unaudited), page 91

5.	We note your disclosures which indicate you have recognized greater reserves as a result of being able to report additional undrilled locations beyond one offset on each side of a horizontal producing well. Please explain to us in greater detail, your disclosure that indicates you are unable to quantify the reserve impact this change had to your 2009 year end proved undeveloped reserves. It is unclear to us why this element of the change in your reserves is not quantifiable.

Response: We acknowledge the Staff’s comment. In July 2009, we began the process of identifying the applicable drilling locations that would be eligible for inclusion in our reserve report under the new reserve rules that allow producers in continuous accumulation plays to report additional undrilled locations beyond one offset on each side of a horizontal producing well while at the same time complying with the five year drilling schedule requirement. This identification and quantification process was completed over an approximate six-month period and required a detailed review of all of our producing locations, the identification of additional well sites and review of available capital resources.

We did not at the time and have not since specifically identified which of our current proved undeveloped (“PUD”) locations would have qualified as PUD locations under the reserve rules in place for fiscal years prior to the year ended December 31, 2009. The reasons for our not undertaking this process were both the amount of time required to determine these locations as well as the fact that we did not believe it to be economically prudent or practicable from a timing perspective to contract with Ryder Scott, who does the engineering on approximately 90% of our reserves, to perform their PUD analysis under both the new and previous SEC regulations. Accordingly, we did not believe that the information that would be attributable to the dual reviews would be sufficiently valuable to investors to justify the burden on the Company of undertaking such a process. As such, we do not have a reserve report prepared under the previous rules and cannot quantify with any degree of reasonable specificity the additional reserves attributable to the new rules.

Exhibit 99.1, Report of Ryder Scott Company, L.P.

6.	Under “Estimates of Reserves,” the report refers to reserves “estimated by performance methods or the volumetric method.” It should clarify what portion of reserves was derived from each method and further discuss in that context the inherent uncertainties of reserves estimates.

Response: We acknowledge the Staff’s comment regarding the Ryder Scott Third Party Reserve Report Letter Dated January 14, 2010 (the “Ryder Scott letter”). We have identified in (1) below the response from Ryder Scott Company, L.P. (“Ryder Scott”) with respect to the reserves derived from each of the performance and volumetric methods. We have identified in (2) below language (highlighted) from our Ryder Scott letter which reflects the inherent uncertainties of reserve estimates.

1)	Reserve Estimation Methods:

We respectfully request that the Staff allows us to address this comment in future reports filed with the Commission. All of Ryder Scott’s work was either performance (PDP, 40%), analogy+simulation (Red River Units, 2%) or analogy (PUDs, 58%). There were no volumetric evaluations in the properties Ryder Scott reviewed.

2)	Disclosure of Reserve Uncertainty:

The Ryder Scott letter addresses the inherent uncertainties of reserves estimates in accordance with Item 1202(a)(vii) of Regulation S-K. The paragraphs shown below have been extracted from the Ryder Scott letter. To assist you in your review, we have numbered the paragraphs in a copy of our report letter which is included as Attachment 1 to this response:

Ryder Scott Letter, Section Entitled “Reserves Included in This Report”:

•	Paragraph Number 7:

“Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.”

Ryder Scott Letter, Section Entitled “Estimates of Reserves”:

•	Paragraph Number 12:

“To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.”

Terms of Usage

7.	The first sentence states that the report “was prepared for the exclusive use and sole benefit of Continental Resources, Inc., Company and may not be put to other use without our prior written consent for such use.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response: We acknowledge the Staff’s comment regarding the Ryder Scott letter. We have included below Ryder Scott’s response with respect to the “exclusive use” language contained in its report.

It has been a longstanding policy of Ryder Scott to allow public use of our report and references to our company in documents such as SEC filings and press releases so long as such use is acknowledged by a written consent. This policy was put in place to protect both Ryder Scott and the user by requiring that Ryder Scott be supplied with a copy of any information attributed to our company in order to verify that such information is factually correct.

The language in our third party report as referenced in Comment 7 above and as noted below was not intended to place any limitations on the reliance by users of the referenced 10-K filing. As is the policy of Ryder Scott, we prepared a consent specifically acknowledging the use of our report in the December 31, 2009 annual report on Form 10-K. Our written consent is included in Continental Resources’ 10-K filing as Exhibit 23.2.

“This report was prepared for the exclusive use and sole benefit of Continental Resources, Inc. and may not be put to other use without our prior written consent for such use.”

As, in addition to Continental Resources, several of our clients have received the same SEC comment regarding the usage of our report, we contacted Roger Schwall with the SEC on April 13, 2010, as instructed in each of the comment letters. At our request, Mr. Schwall and Mr. Ron Winfrey will assist us in developing the appropriate language in response to the SEC comment on this issue. Mr. Schwall and Mr. Winfrey will be provided with the alternate language shown below:

“This report was prepared for the exclusive use of XXX Company and may not be put to other use without our prior written consent for such use; provided, however, such use limitations shall not limit our obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.”

Furthermore, we intend to acknowledge the use of our report as part of the initial discussion within the first paragraph of page one of our report. This additional language is intended to more specifically address the SEC’s comment in accordance with Item 1202(a)(i) of Regulation S-K.

“Our third party study was prepared for public disclosure by XXX Company in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.”

It is our intent that upon the conclusion of the exchange between Ryder Scott and Mr. Schwall and his staff, we will incorporate such revised language as mutually agreed in all future reports filed with the SEC.

* * * * * *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (580) 548-5110 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Sincerely,

/S/ JOHN D. HART
John D. Hart
Senior Vice President, Chief Financial Officer

cc:

Tracey L. McNeil, U.S. Securities and Exchange Commission

Timothy Levenberg, U.S. Securities and Exchange Commission

Donald P. Fischbach, General Counsel, Continental Resources, Inc.

David P. Oelman, Vinson & Elkins L.L.P.

Attachment 1

[Ryder Scott Company Letterhead]

January 14, 2010

Continental Resources, Inc.

302 North Independence

Enid, Oklahoma 73702

Gentlemen:

1	At your request we have prepared an estimate of the proved reserves and future production and income attributable to certain leasehold interests of Continental Resources, Inc. as of December 31, 2009. The properties evaluated by Ryder Scott Company, L. P. (Ryder Scott) were selected by Continental Resources, and account for approximately 90 percent of the future net income discounted at 10 percent attributable to the proved reserves as of December 31, 2009. The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our third party study, completed on January 14, 2010, are presented herein.

2	The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS

Estimated Proved Net Reserve and Income Data

Certain Leasehold Interests of

Continental Resources, Inc.

As of December 31, 2009

	Net Oil** M Barrels	Net Gas** MMCF	Future Net** Income M$	Discounted** FNI @ 10%M$
Evaluated by Ryder Scott	160,223	430,091	$5,284,576	$1,988,119
Evaluated by Continental Resources	13,057	73,989	$473,028	$257,821

Total Proved Reserves	173,280	504,080	$5,757,604	$2,245,940

*	Ryder Scott has not reviewed the reserves and cashflow projections for those properties valuated by Continental Resources, Inc. Ryder Scott has included these values at the request of Continental Resources, Inc. and expresses no opinion as to the reasonableness of these values.
**	From TRC Consultants’: PhdWin Decline Analysis

3	Liquid hydrocarbons are expressed in standard 1000 barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

4

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Bulletins. An abridged version of the SEC definition of proved reserves are attached.

5	No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The gas volumes included herein do not attribute gas consumed in operations as reserves.

6	While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

7	Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

8	The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain. Neither our review of such contractual information or our acceptance of Continental Resources, Inc’s representations regarding such contractual information should be construed as a legal opinion on this matter.

9	Ryder Scott did not evaluate country and geopolitical risks in the countries where Continental Resources, Inc operates or has interests. Continental Resources, Inc’s operations may be subject to various levels of governmental controls and regulations.
These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

10	The estimates of reserves presented herein were based upon a detailed study of the properties in which Continental
Resources, Inc owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

11

Estimates of Reserves

In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

12	To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. Continental Resources, Inc has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by Continental Resources, Inc with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by
Continental Resources, Inc.

13

Future Production Rates

Initial production rates are based on the current producing rates for those reservoirs now on production. Test data and other related information was used to estimate the anticipated initial production rates for those wells or locations, which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. The future anticipated decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were projected to commence at an anticipated date of delivery, which was furnished by Continental Resources,
Inc.

14	The future production rates from reservoirs now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations, which are not currently producing, may start producing earlier or later than anticipated in our estimates of their future production rates.

15

Hydrocarbon Prices

As previously stated, the hydrocarbon prices used herein are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

16	The crude oil price was $61.18 per barrel and the spot gas price was $3.87 per MMBTU. Product prices, which were actually used for each property, reflect adjustment from the above stated prices for gravity, quality, local conditions, and/or distance from market. These prices were held constant to depletion of the properties. In accordance with
Securities and Exchange Commission guidelines, changes in hydrocarbon prices subsequent to 2009 were not considered in this report. Ryder Scott has not performed a detailed study of the product prices and makes no warranty for the product prices utilized in this report.

17

Costs

Continental Resources, Inc supplied operating costs for the leases and wells in this report. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished by Continental Resources, Inc. and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. Continental Resources, Inc. has used an estimate of zero abandonment costs after salvage value for all properties in this report. Ryder Scott has not performed a detailed study of the operating and development costs and makes no warranty for the costs utilized in this report.

18

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee owned and maintains offices in Houston,
Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

19	Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

20	Ryder Scott requires that staff engineers and geoscientists have received professional accreditation, and are maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-
regulating professional organization prior to becoming an officer of the Company.

21	We are independent petroleum engineers with respect to Continental Resources, Inc. Neither we nor any of any of our
employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

22	The professional qualifications of the undersigned, the technical person primarily responsible for reviewing and approving the reserves information discussed in this report, are included as an attachment to this letter.

23

Terms of Usage

This report was prepared for the exclusive use and sole benefit of Continental Resources, Inc., Company and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

24

General

As prepared by Continental Resources, Inc., the tables presented in this report are generated by TRC Consultants’
PhdWin Decline Analysis and are located behind the “Appendix” tab. The summary report contains individual tables of estimated production and income by year beginning January 1, 2010 by reserve category for the properties evaluated by
Ryder Scott. These tables are located behind the tab titled “Grand Summary Projections”. A one-line summary of net reserves and income data for each of the subject properties is presented behind the tab titled “One-Line Summaries”. A one-line summary of reserves and income data ranked by BTAX cashflow discounted at 10 percent is behind the
“Property Ranking” tab.

Very truly yours,

\s\ Scott Wilson

Scott J. Wilson, P.E.

Senior Vice President

APPENDIX

ECONOMIC REFERENCE DATA

Continental Resources, Inc. performed the economic analyses on the TRC Consultants’: PhdWin Decline Analysis program. At Continental Resources, Inc.’s request, the tables presented in this report were generated on TRC Consultants’ PhdWin Decline Analysis.

It should be noted that the values on the various tables do not always add to exactly the same values as shown on the summary tables. These very small differences are the result of internal rounding in the program.

GEOGRAPHICAL AREAS REVIEWED

The subject properties are located in the states of North Dakota, Montana and Oklahoma.

Professional Qualifications of Primary Technical Person

Mr. Scott James Wilson is the technical person designated to be in responsible charge on behalf of Ryder Scott Company L.P. for the estimate of the reserves, future production, and income presented herein. Mr. Wilson has either been personally responsible or has overseen and approved the estimation and evaluation process with respect to the preparation of this report.

Mr. Wilson, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2000, is a Senior Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Atlantic Richfield Company. For more information regarding Mr. Wilson’s geographic and job specific experience, please refer to the Ryder Scott Company website at http://www.ryderscott.com/Experience/Employees.php.

Mr. Wilson earned a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1983 and an MBA in Finance from the University of Colorado in 1985, graduating from both with High Honors. He is a registered Professional Engineer by exam in the States of Alaska, Colorado, and Wyoming. He is also an active member of the Society of Petroleum Engineers; serving as co-Chairman of the SPE Reserves and Economics Technology Interest Group, and Gas Technology Editor for SPE’s Journal of Petroleum Technology. He is a member and past chairman of the Denver section of the Society of Petroleum Evaluation Engineers. Mr. Wilson has published several technical papers and holds two US patents.

In addition to gaining experience and competency through prior work experience, the Wyoming Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Wilson fulfills. As part of his 2009 continuing education hours, Mr. Wilson attended an internally presented sixteen hours of formalized training as well as a public forum relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Wilson attended an additional seven hours of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and more than 25 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.